Xinyuan Real Estate Co., Ltd. Announces second Quarter 2012 FINANCIAL RESULTS

--Completes Best Quarter in History with Record Revenue, Contract Sales and Net Income—

--Company Raises FY12 Financial Forecast--

BEIJING, China, August 10, 2012 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the second quarter of 2012.

Highlights for the Second Quarter 2012

•	Total second quarter revenues were US$253.1 million, a 38.5% increase from US$182.7 million reported in the second quarter of 2011, and a 46.6% increase from US$172.6 million recorded in the first quarter of 2012.

•	Contract sales totaled US$258.0 million, a 14.5% increase from US$225.3 million recorded in the second quarter of 2011, and a 61.6% increase from US$159.7 million recorded in the first quarter of 2012.

•	Total gross floor area (“GFA”) sales were 194,500 square meters, a 6.1% increase from 183,400 square meters sold in the second quarter of 2011 and a 69.7% increase from 114,600 square meters sold in the first quarter of 2012.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 6.2% compared to 5.6% in the second quarter of 2011 and 6.9% in the first quarter of 2012.

•	Income taxes resulted in a net benefit of US$5.8 million in the second quarter as four projects were settled with the tax authority and the related accrued liabilities were reversed with a net benefit of US$26.6 million recognized in the second quarter.

•	Net income reached US$69.4million, a 118.2% increase from US$31.8 million reported in the second quarter of 2011 and a 199.1% increase from US$23.2 million in the first quarter of 2012.

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•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.94, compared to diluted net earnings per ADS of US$0.40, in the second quarter of 2011 and US$0.31 per ADS, in the first quarter of 2012.

•	Cash and cash equivalents, including restricted cash, increased by US$89.0 million to US$604.7 million as of June 30, 2012 from US$515.7 million as of March 31, 2012. Short and long term debt decreased by US$53.8 million to US$228.9 million compared to US$282.7 million as of March 31, 2012.

•	On June 19, 2012 the Board of Directors approved an additional US$20.0 million share repurchase program after the Company had completed its US$10.0 million share repurchase program initiated on May 26, 2011. In the second quarter of 2012 the Company purchased 894,084 ADSs on the open market at a total cost of around US$2.5 million.

•	On July 19, 2012 the Company confirmed a quarterly dividend of US$0.04 per ADS to shareholders payable on August 20, 2012 to shareholders of record on August 3, 2012.

•	In the second quarter of 2012 the Company acquired a portfolio of foreclosed real estate projects in Northern Nevada (Reno area) from a major US bank comprised of 325 finished lots and 185 acres of raw land at 8 different sites at a total cost of approximately US$7.4 million.

•	Yesterday, August 9, 2012, the Company acquired a parcel of land In Suzhou with a total GFA of approximately 128,000 square meters at a cost of RMB270 million(US$42.6 million).

Mr. Yong Zhang, Xinyuan's Chairman and Chief Executive Officer said, “We were pleased to report the best quarter in our operating history with record contract sales, revenue and net income. As China’s central bank reduced the reserve requirement ratio and interest rates were lowered to stimulate the economy, the real estate market responded with strong demand. All of our major projects experienced healthy levels of GFA sales and ASP trends.”

“Our balance sheet continued to strengthen as our cash increased by US$89 million, while our debt was reduced by US$54 million. Meanwhile, our quarterly dividend payment continued in the second quarter and in June we announced an additional US$20 million share buyback program after completing the US$10 million share buyback program initiated in May 2011.”

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“Based on the current market environment, we believe that 2012 will be a record year for Xinyuan and we are adjusting our full year financial forecast accordingly. We continue to seek attractive land acquisitions at reasonable prices to ensure the future development and growth of our business. Our focus on affordable developments targeting homeowners in Tier II and III cities aligns well with government housing policies as well as continued urbanization trends in China.”

Financial Results for the Second Quarter 2012

Contract Sales

Contract sales totaled US$258.0 million in the second quarter compared to US$225.3 million in the second quarter of 2011 and US$159.7 million in the first quarter of 2012. The Company’s GFA sales were 194,500 square meters in the second quarter of 2012 versus 183,400 square meters in the second quarter of 2011 and 114,600 square meters in the first quarter of 2012. The average selling price per square meter sold was RMB8,367 (US$1,326) in the second quarter of 2012 versus RMB8,034 (US$1,228) in the second quarter of 2011 and RMB8,787 (US$1,393) in the first quarter of 2012. We did not reduce prices on any of our projects as the sequential ASP decline was mainly due to project mix as lower-priced high-rise buildings commenced presales at Zhengzhou Royal Palace and sales of higher-priced retail space at Zhengzhou Modern City decreased significantly from the previous quarter.

Breakdown of GFA Sales and ASP’s by Project

	Q2 2011		Q1 2012		Q2 2012		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	8.9	5,474	2.8	7,048	3.4	5,739	12.5
Chengdu Splendid II	14.2	6,988	20.2	6,829	20.8	6,905	10.7
Zhengzhou Modern City	13.6	8,738	11.3	9,646	12.2	8,399	10.4
Zhengzhou Royal Palace	0.0	0.0	6.7	16,244	18.6	10,058	85.5
Zhengzhou Century East B	10.0	8,664	11.2	8,215	21.1	8,503	85.4
Kunshan Intl City Garden	8.5	10,137	(4.6)	8,201	17.8	7,942	102.8
Suzhou Intl City Garden	3.4	13,255	27.8	9,836	27.5	10,716	13.3
Xuzhou Colorful Garden	17.4	7,751	0.8	7,549	0.3	6,554	0.0
Jinan Xinyuan Splendid	55.7	8,661	16.4	7,723	33.8	7,783	429.1
Zhengzhou Yipinxiangshan II	49.9	6,837	20.7	7,228	36.2	7,192	22.4
Others	1.8	-	1.3	-	2.8	-	3.5
Total	183.4	8,034	114.6	8,787	194.5	8,367	775.6

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Revenue under the Percentage of Completion Method

In the second quarter of 2012, the Company’s total revenue using the percentage of completion method was US$253.1million compared to US$182.7 million in the second quarter of 2011 and US$172.6 million in the first quarter of 2012.

Gross Profit

Gross profit for the second quarter of 2012 was US$77.5 million, or 30.6% of revenue, compared to gross profit of US$54.5 million, or 29.8% of revenue, in the second quarter of 2011 and a gross profit of US$49.2 million, or 28.5% of revenue, in the first quarter of 2012.

Each quarter the Company revises total project cost and sales projections for all projects. In the second quarter of 2012 US$7.6 million of cumulative gross profit was recognized under the percentage of completion method due to changes in estimates compared to US$1.0 million being recognized the previous quarter due to changes in estimates. The Company revised total project cost and ASP projections for Zhengzhou Modern City based on recent performance such that US$7.2 million of cumulative gross profit was recognized in the second quarter. This project is expected to sell out by the end of 2012.

Selling, General and Administrative Expenses

SG&A expenses were US$15.8 million for the second quarter of 2012 compared to US$10.2 million for the second quarter of 2011 and US$12.0 million for the first quarter of 2012. As a percentage of total revenue, SG&A expenses were 6.2% compared to 5.6% in the second quarter of 2011 and 6.9% in the first quarter of 2012. Major factors in the sequential SG&A increase were the US$1.3 million catch-up accrual of employee bonuses on an improved outlook for the current fiscal year and an additional expense of US$0.8 million related to share-based compensation.

Net Income

Net income for the second quarter of 2012 was US$69.4 million compared to US$31.8 million for the same period in 2011 and US$23.2 million in the first quarter of 2012. Net margin was 27.4%, compared to 17.4% in the second quarter of 2011 and 13.5% in the first quarter of 2012. Diluted earnings per ADS were US$0.94, compared to US$0.40 per ADS in the same period in 2011, and US$0.31 per ADS in the first quarter of 2012. The significant increase of net income and net margin was a result of greater than expected contract sales and the reversal of tax liabilities of approximately US$26.6 million, or US$0.36 per diluted ADS, associated with four completed projects that were settled with local tax bureaus on favorable terms.

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Balance Sheet

As of June 30, 2012, the Company reported US$604.7 million in cash and cash equivalents (including restricted cash) compared to US$515.7 million as of March 31, 2012. Total debt outstanding was US$228.9 million, a decrease of US$53.8 million compared to US$282.7 million at the end of the first quarter of 2012. The value of the Company’s real estate property under development at the end of the second quarter was US$635.3 million compared to US$705.3 million at the end of the first quarter of 2012.

Project Status

Below is a summary table of projects that were active in the second quarter of 2012.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	%
					Sold
Chengdu Splendid I	231.0	218.5	196.8	181.8	92.4%	94.9%
Chengdu Splendid II	216.9	206.2	231.1	220.2	95.3%	92.1%
Zhengzhou Modern City	226.4	216.0	303.4	281.6	92.8%	76.9%
Zhengzhou Royal Palace	132.2	46.7	218.0	97.4	44.7%	70.5%
Zhengzhou Century East B	166.5	81.1	239.8	110.0	45.9%	73.8%
Kunshan Intl City Garden	497.9	395.1	582.8	452.8	77.7%	95.5%
Suzhou Intl City Garden	204.9	191.6	322.7	303.6	94.1%	98.0%
Xuzhou Colorful Garden	101.8	101.8	119.4	119.4	100.0%	92.8%
Jinan Xinyuan Splendid	565.4	136.3	765.9	182.6	23.8%	61.6%
Zhengzhou Yipinxiangshan II	198.5	176.1	223.7	201.1	89.9%	76.2%
Others remaining GFA	3.5
Total active projects	2,545.0	1,769.4	3,203.6	2,150.5	67.1%	80.8%

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As of June 30, 2012, the Company’s total sellable GFA was approximately 1,179,300 square meters for active projects and pre-revenue stage projects. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled
Zhengzhou Century East A	77.8	Q1 2013
Newly Acquired Zhengzhou Land	208.3	Q2 2013
Newly Acquired Xuzhou Land	117.6	Q1 2013
Total projects under planning	403.7
Total active projects	775.6
Total all Xinyuan projects	1,179.3

Third Quarter and Full Year 2012 Outlook

The Company expects contract sales in the third quarter of 2012 to be in the range of US$215-225 million. Revenue under the percentage of completion method is expected to range between US$225 and US$235 million and net income in the third quarter is expected to be in the range of US$30.0 to US$33.0 million.

Fourth quarter contract sales, revenue, and net income are expected to be lower than the third quarter on lower sellable inventory as project sell outs at Suzhou International City Garden, Chengdu Xinyuan Splendid, Zhengzhou Modern City, and Zhengzhou Yipinxiangshan will not be offset by new projects until early 2013.

For the full year 2012, contract sales are expected to be in the range of US$770 to US$790 million. Revenue under the percentage of completion method is expected to range between US$825 and US$845 million and net income is expected to be in the range of US$130 to US$140 million.

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Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue= Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales= Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

Conference Call Information

Xinyuan’s management will host an earnings conference call on August 10th, 2012 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-2402. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 6634925.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F/A for the year ended December 31, 2011. All information provided in this press release is as of August 10, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

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For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

(Financial Tables on Following Pages)

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)

Revenue	253,059	172,584	182,682

Cost of revenue	(175,569)	(123,357)	(128,195)
Gross profit	77,490	49,227	54,487

Selling and distribution expenses	(4,825)	(3,472)	(3,904)
General and administrative expenses	(10,974)	(8,493)	(6,271)

Operating income	61,691	37,262	44,312

Interest income	1,923	1,328	878
Exchange gains	-	-	23

Income from operations before income taxes	63,614	38,590	45,213

Income taxes	5,752	(15,345)	(13,399)

Net income	69,366	23,245	31,814

Less: net income attributable to non-controlling interest	410	701	639

Net income attributable to shareholders	68,956	22,544	31,175

Earnings per share:
Basic	0.95	0.31	0.40
Diluted	0.94	0.31	0.40

Shares used in computation:
Basic	72,955	72,936	76,581
Diluted	73,480	72,974	76,581

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended

	June 30,	June 30,
	2012	2011
	(unaudited)	(unaudited)

Revenue	425,643	274,466

Cost of revenue	(298,926)	(194,906)
Gross profit	126,717	79,560

Selling expenses	(8,297)	(5,791)
General and administrative expenses	(19,467)	(11,772)

Operating income	98,953	61,997

Interest income	3,251	1,482

Exchange gains	-	56

Income from operations before income taxes	102,204	63,535

Income taxes	(9,593)	(20,060)

Net income	92,611	43,475
Less: net income attributable to non-controlling interest	1,111	652

Net income attributable to shareholders	91,500	42,823

Earnings per share:
Basic	1.25	0.56
Diluted	1.25	0.56

Shares used in computation:
Basic	72,945	76,598
Diluted	73,200	76,598

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
ASSETS

Current assets
Cash and cash equivalents	421,378	316,516	319,218
Restricted cash	183,286	199,198	168,384
Accounts receivable	6,598	14,089	20,806
Other receivables	14,759	11,578	13,352
Other deposits and prepayments	75,838	66,746	60,006
Advances to suppliers	18,427	16,084	13,579
Real estate property development completed	2,328	6,635	6,775
Real estate property under development	635,255	705,311	761,871
Other current assets	8,855	917	659

Total current assets	1,366,724	1,337,074	1,364,650

Real estate properties held for lease, net	23,538	18,234	18,527
Property and equipment, net	2,691	2,833	2,981
Other long-term investment	240	242	242
Deferred tax asset	1,519	1,370	1,307
Other assets	2,471	2,728	2,907

TOTAL ASSETS	1,397,183	1,362,481	1,390,614

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	209,634	186,287	235,911
Short-term bank loans	66,819	55,803	42,950
Customer deposits	106,426	81,768	69,524
Income tax payable	30,524	52,686	69,909
Deferred tax liabilities	32,712	28,846	22,175
Other payables and accrued liabilities	52,755	51,983	50,970
Payroll and welfare payable	8,247	4,388	7,018
Current portion of long-term bank loans and other debt	162,115	168,708	129,403

Total current liabilities	669,232	630,469	627,860

Non- current liabilities
Long-term bank loans	-	18,270	73,482
Unrecognized tax benefits	8,787	13,839	13,824
Other long-term debt	-	39,964	39,709
TOTAL LIABILITIES	678,019	702,542	754,875

Shareholders’ equity
Common shares	15	15	15
Treasury shares	(10,496)	(7,959)	(7,959)
Additional paid-in capital	510,894	509,857	509,713
Statutory reserves	33,579	33,579	33,579
Retained earnings	185,172	122,632	99,280
TOTAL SHAREHOLDERS’ EQUITY	719,164	658,124	634,628

Non-controlling interest	-	1,815	1,111

TOTAL EQUITY	719,164	659,939	635,739

TOTAL LIABILITIES AND EQUITY	1,397,183	1,362,481	1,390,614

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